Exhibit 99.1

FORAFRIC GLOBAL PLC

(incorporated under the Companies Act of Gibraltar

and registered in Gibraltar under No. 122390)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN in observance of the statutory notice period that, an extraordinary general meeting (the “EGM”) of Forafric Global PLC (the “Company”) will be convened at 10:00 A.M. CET on September 8, 2022 at Madison Building, Midtown, Queensway, Gibraltar, for the holders of ordinary shares of $0.001 each in the capital of the Company in issue from time to time, for the purpose of considering and, if thought fit, passing, the following special resolutions and ordinary resolutions:

Special Resolutions

1.	That the terms of the Buy Back Contract, available for inspection at the Company’s registered office for 15 days prior to the date of the EGM as per s.109 (6) (a) of the Companies Act 2014, or on request from the Company, between NOMIS BAY LTD and BPY LIMITED and the Company, pursuant to which the Company will buy back up to 500,000 ordinary shares of $0.001 each which NOMIS BAY LTD and BPY LIMITED hold in the Company be and are hereby approved;

2.	That the terms of the Buy Back Contract, available for inspection at the Company’s registered office for 15 days prior to the date of the EGM as per s.109 (6) (a) of the Companies Act 2014, or on request from the Company, between K2 PRINCIPAL FUND L.P. and the Company, pursuant to which the Company will buy back up to 500,000 ordinary shares of $0.001 each which K2 PRINCIPAL FUND L.P. holds in the Company be and are hereby approved; and

3.	That the terms of the Buy Back Contract, available for inspection at the Company’s registered office for 15 days prior to the date of the EGM as per s.109 (6) (a) of the Companies Act 2014, or on request from the Company, between POLAR MULTI-STRATEGY MASTER FUND and the Company, pursuant to which the Company will buy back up to 435,443 ordinary shares of $0.001 each which POLAR MULTI-STRATEGY MASTER FUND holds in the Company be and are hereby approved.

Notes to shareholders entitled to vote

All votes cast will be by poll, allowing each of the Company shareholders one vote for each of the shares they hold in the Company pursuant to article 123 of the Company’s articles of association.

A shareholder entitled to attend and vote at the EGM may also appoint a proxy to attend and vote on a poll in his/her place. A proxy need not be a shareholder. A Form of Proxy is enclosed with this notice convening the EGM as annex “A”.

A Form of Proxy can be submitted as follows:

1.	VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode included in the Form of Proxy. Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 05:59 A.M. CET on September 8, 2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.
2.	ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS. If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.
3.	VOTE BY PHONE - 1-800-690-6903. Use any touch-tone telephone to transmit your voting instructions. Vote by 05:59 A.M. CET on September 8, 2022. Have your proxy card in hand when you call and then follow the instructions.
4.	VOTE BY MAIL. Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

/s/ Saad Bendidi

Name:	Saad Bendidi
For and on behalf of Forafric Global Plc
Director

Registered Office Address: Madison Building, Midtown, Queensway, Gibraltar GX11 1AA

Dated: August 17, 2022

ANNEX A

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:

The Proxy Statement is available at www.proxyvote.com.

D90328-Z83408

FORAFRIC GLOBAL PLC
Extraordinary General Meeting
September 8, 2022 10:00 AM CET
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) if no person is specified, the chairman of the meeting, as proxy, with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of FORAFRIC GLOBAL PLC that the shareholder(s) is/are entitled to at the Extraordinary General Meeting of Shareholders to be held at 10:00 AM CET on September 8, 2022, at the Madison Building, Midtown, Queensway, Gibraltar, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side